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                        August 23, 2022

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       James Doris
       Chief Executive Officer
       VIKING ENERGY GROUP, INC.
       15915 Katy Freeway, Suite 450
       Houston, TX 77094

                                                        Re: VIKING ENERGY
GROUP, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 10,
2021
                                                            File No. 333-260963

       Dear Mr. Doris:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act. Please contact
       Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Energy & Transportation